Exhibit 99.1

Claude Resources Inc. Intercepts 169.38 Grams of Gold per Tonne Over 1.2 Metres True Width at Seabee Deep

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

Discovers New Zone "L62" at Seabee Gold Operation

SASKATOON, July 27, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" or the "Company") today reports highlights of its 2011 underground exploration program thru June 30.  Results at the Company's 100 percent owned and operated Seabee Gold Operations include:

•	11.47 grams of gold per tonne (cut) over 3.7 metres true width (U11-617) at Seabee Deep
•	35.79 grams of gold per tonne (cut) over 1.2 metres true width (U10-683) at Seabee Deep
•	17.26 grams of gold per tonne (cut) over 2.3 metres true width (U10-682) at Seabee Deep
•	6.18 grams of gold per tonne (cut) over 15.1 metres true width (SUG-11-006) at Santoy 8
•	14.04 grams of gold per tonne (cut) over 2.7 metres true width (SUG-10-040) at Santoy 8 and
•	6.13 grams of gold per tonne (cut) over 4.8 metres true width (U11-345) at L62

Speaking today in Saskatoon, Philip Ng, Senior Vice President, Mining Operations stated that "Underground exploration at Santoy 8 continues to prove up additional mineral resources.  As a result, we are looking to increase tonnage output from Santoy 8 in 2012.  Seabee Deep continues to demonstrate down plunge extensions with high grade shoots at depth in both the 2b and 2c ore bodies.  The new L62 zone looks very promising with two holes (U11-345 and U11-347) reporting economic grades and widths.  Based on these encouraging results, we have moved a second diamond drill rig to accelerate exploration of this new zone."

The newly discovered L62 zone is located approximately 200 metres from existing Seabee underground infrastructure in the hanging wall of the Seabee ore body and at 1,000 metres below surface.

	ZONE INTERSECTION			MIDPOINT COORDINATES

HOLE #	Target	FROM	TO	NORTH	EAST	ELEV	Grade g/T (uncut)	Grade g/T (cut)	True width (m)
SUG-10-058	8b	262.3	272.5	4976	4925	-320	5.96	5.96	3.45
SUG-10-060	8b	167.0	173.6	4919	4915	-208	12.23	12.23	3.05
U10-354	2b	140.9	145.0	1145	1219	-719	16.15	12.61	2.50
U10-357	2b	93.5	97.8	1149	1194	-654	9.51	9.51	3.00
U10-366	2b	216.4	229.4	1150	1122	-777	10.75	9.52	4.0
U10-368	2c	158.3	160.7	1196	891	-684	12.62	12.62	1.20
U10-369	2c	181.8	185.9	1192	889	-721	12.99	12.99	1.60
U10-370	2c	190.3	194.3	1193	897	-737	12.34	12.34	1.60
U10-373	2c	216.0	220.5	1188	903	-773	25.32	16.36	1.70
U10-380	2c	162.2	164.4	1187	920	-716	17.45	17.45	1.10
U10-678	2c	61.0	62.0	1127	1590	-563	25.70	25.70	0.90
U10-679	2c	97.0	99.5	1127	1588	-624	6.83	6.83	1.60
U10-682	2c	56.6	58.8	1129	1577	-551	17.26	17.26	2.20
U10-683	2c	70.0	71.4	1128	1576	-587	169.38	35.79	1.20
SUG-11-003	8a	111.3	120.0	4917	4975	-183	3.35	3.35	5.23
U11-006	2c	103.9	110.9	1509	-235	162	6.69	6.69	1.70
SUG-11-006	8a	84.5	106.5	4904	4973	-154	6.18	6.18	15.51
SUG-11-007	8a	82.8	92.0	4950	4885	-120	12.69	9.53	2.53
U11-013	2c	30.0	34.0	1519	-269	238	6.18	6.18	3.00
U11-026	2c	58.0	66.9	1546	-305	200	5.76	5.76	1.70
U11-300	2c	191.5	196.5	1184	922	-755	10.32	10.32	1.90
U11-301	2c	201.5	205.9	1184	924	-766	16.64	12.87	1.60
U11-303	2c	127.1	129.0	1193	927	-667	26.19	9.80	1.10
U11-303	2b	168.0	169.4	1220	909	-692	22.12	22.12	0.80
U11-309	2c	131.8	135.5	1177	980	-701	7.50	7.50	2.00
U11-318	2b	111.0	118.0	1177	1073	-624	4.03	4.03	4.90
U11-319	2c	87.2	91.0	1187	971	-634	4.35	4.35	3.10
U11-320	2c	80.6	84.1	1188	970	-618	7.45	7.45	3.10
U11-321	2b	109.5	113.6	1177	1076	-603	8.91	8.91	2.90
U11-329	2c	89.0	90.6	1179	1025	-629	8.28	8.28	1.40
U11-330	2c	99.4	107.5	1181	980	-661	13.71	6.86	5.70
U11-332	2c	97.9	101.3	1189	957	-644	7.59	7.59	2.50
U11-337	2c	124.7	127.5	1189	946	-679	10.93	10.93	1.70
U11-345	L62	197.5	203.4	937	1086	-555	6.13	6.13	4.80
U11-347	L62	200.9	204.9	935	1080	-538	4.11	4.11	3.30
U11-605	2c	109.5	112.5	1129	1555	-640	10.94	10.94	1.70
U11-611	2s	314.2	318.5	834	1554	-331	6.65	6.65	3.40
U11-612	162	244.7	248.3	863	1581	-404	5.35	5.35	3.10
U11-614	161	264.5	267.1	800	1582	-548	10.24	10.24	2.50
U11-616	161	281.5	284.1	794	1585	-468	5.75	5.75	2.50
U11-617	161	327.0	329.7	766	1582	-412	11.47	11.47	3.70
SUG-10-040	8a	195.3	199.5	4974	4690	-205	14.04	14.04	2.72
SUG-10-044	8a	207.1	213.6	4976	4636	-208	7.33	7.33	3.68
SUG-10-046	8a	164.7	172.2	4940	4651	-161	4.52	4.52	5.48
SUG-10-046	8a	164.7	172.2	4940	4651	-161	4.52	4.52	5.48
SUG-10-051	8a	43.6	49.0	4887	4894	-71	6.4	6.4	3.07
SUG-11-020	8a	107.4	111.1	4892	5096	-121	4.58	4.58	2.48
SUG-11-022	8c	50.0	52.4	4929	5045	-104	7.38	7.38	1.20

In 2011, Claude will drill approximately 86,500 metres at the Seabee Gold Operation. Exploration targets include the Seabee Gold Mine, the Santoy 8 Gold Mine, Santoy Gap, L62 and Neptune (see May 25th, 2011 news release, "Claude Resources Intercepts 84.66 g/tonne Gold Over 3.20 Metres at Neptune").

Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Gold Project.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 938,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Philip Ng, P.Eng, Vice President, Mining Operations
Phone: (306) 668-7505

or

Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 27-JUL-11